Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 4, 2013

Relating to Preliminary Prospectus Supplement dated September 4, 2013

Registration Statement No. 333-183730

Final Term Sheet

Dated September 4, 2013

Issuer:	Lowe’s Companies, Inc.

Trade Date:	September 4, 2013

Settlement Date (T+5):	September 11, 2013

Ratings*:	A3 (Stable) / A- (Stable)

3.875% Notes due 2023

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	September 15, 2023

Coupon (Interest Rate):	3.875% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2014

Benchmark Treasury:	UST 2.500% due August 15, 2023

Benchmark Treasury Price / Yield:	96-18+ / 2.898%

Spread to Benchmark Treasury:	1.05% (105 basis points)

Yield to Maturity:	3.948%

Public Offering Price:	99.401% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$497,005,000

Make Whole Call:	T+ 15 basis points (before three months prior to the maturity date)

Par Call:	On or after three months prior to the maturity date

CUSIP / ISIN:	548661 CZ8 / US548661CZ88

5.000% Notes due 2043

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	September 15, 2043

Coupon (Interest Rate):	5.000% per annum

Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2014

Benchmark Treasury:	UST 2.875% due May 15, 2043

Benchmark Treasury Price / Yield:	83-02 / 3.835%

Spread to Benchmark Treasury:	1.23% (123 basis points)

Yield to Maturity:	5.065%

Public Offering Price:	99.002% of principal amount, plus accrued interest from the expected settlement date

Net Proceeds (before expenses):	$495,010,000

Make Whole Call:	T+ 20 basis points (before six months prior to the maturity date)

Par Call:	On or after six months prior to the maturity date

CUSIP / ISIN:	548661 DA2 / US548661DA29

Joint Book-Running	J.P. Morgan Securities LLC
Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Goldman, Sachs & Co.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC
BMO Capital Markets Corp.
BNY Mellon Capital Markets, LLC
Lebenthal & Co., LLC
PNC Capital Markets LLC
RBS Securities Inc.
The Williams Capital Group, L.P.

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

We expect that the delivery of the notes will be made to investors on or about September 11, 2013, which will be the fifth business day following the date of this term sheet (such settlement being referred to as “T+5”). Under Rule l5c6-l under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.